Filed Pursuant to Rule 253(g)(2)

File No.: 024-11427

FRIENDABLE INC.

POST QUALIFIATION AMENDMENT NO. 1 DATED APRIL 11, 2022

 TO THE OFFERING CIRCULAR DATED MAY 3, 2021

This Post-Qualification Amendment No. 1 amends, and should be read in conjunction with, the offering circular of Friendable, Inc. (the “Company”), dated May 3, 2021 and qualified by the Securities and Exchange Commission (the “Commission”) on March 29, 2021. Unless otherwise defined in this amendment, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular.

This document modifies references within the Offering Circular to the number of Offered Shares of the Company’s Common Stock into which the Preferred Stock is converted, from 750,000,000 (Seven Hundred Fifty Million) shares of the Company’s Common Stock to 3,000,000,000 (Three Billion) shares of the Company’s Common Stock.

Cover Page, heading, Cover page, paragraph 1, Page 2, Paragraph 1, Page 65, (“Current Offering”) heading within the (“Securities Offered”) section are modified in part as follows:

•	References to shares of the Company’s Common Stock into which the Company’s Preferred Stock is converted shall be amended to read as “3,000,000,000 shares”.

Our Board of Directors used its business judgment adjusting the number of Offered Shares of the Company’s Common Stock from 750,000,000 (Seven Hundred Fifty Million) shares to 3,000,000,000 (Three Billion) shares of the Company’s Common Stock.

Recipients of the Offering Circular are referred to the Company current filings including financial statements on file at sec.gov.

This amendment is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this amendment modifies and supersedes, in part, the information contained in the Offering Circular. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this supplement.

The Company may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFEREDPURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.